EXHIBIT (a)(1)(iv)
Form of E-mail Communication

To:	Eligible Mellanox Employees and Contractors
From:	TenderOffer@Mellanox.com
Re:	Confirmation of Receipt of Election Form to Exchange Options
          Mellanox has received your Election Form by which you elected to have some or all of your eligible outstanding options cancelled in exchange for new options, subject to the terms and conditions of the Offer, as follows:

Original Grant Date		Exchange Entire
(MMDDYY)	Option Grant Number	Eligible Option?

     If you change your mind, you may change your election as to some or all of your eligible options by submitting another Election Form through the Offer website at http://portal.yok.mtl.com/system/misc/repricing.php and electing “No” to retain your eligible option or “Yes” to exchange your eligible option. If you are not able to submit your new Election Form electronically via the Offer website as a result of technical failures, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), a properly signed and completed Election Form must be received by facsimile or by hand delivery by 9:00 p.m. U.S. Pacific Time on April 22, 2009 (7:00 a.m. Israeli Time on April 23, 2009) by Matthew Gloss, Vice President of Legal Affairs, at Fax: (408) 970-3403 or Mellanox Technologies, Inc., 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085.
     The submission of the required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems. If you are unable to, or choose not to submit electronically, only documents that are complete, signed and actually received by Matthew Gloss, Vice President of Legal Affairs, via facsimile at 1 + (408) 970-3403 or via hand delivery to Matthew Gloss, Vice President of Legal Affairs, Mellanox Technologies, Inc., 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085, by the deadline will be accepted. Documents submitted by any other means, including U.S. mail or other post and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to Matthew Gloss, Vice President of Legal Affairs, via e-mail at TenderOffer@Mellanox.com.
     Please note that our receipt of your Election Form is not by itself an acceptance of the options for exchange. For purposes of the Offer, Mellanox will be deemed to have accepted options for exchange that are validly tendered and not properly withdrawn as of when Mellanox gives written notice to the option holders generally of its acceptance for exchange of such options, which notice may be made by press release, e-mail or other method of communication. Mellanox’s formal acceptance of the properly tendered options is expected to take place shortly after the end of the Offer period on April 22, 2009, or extended period. Once Mellanox has formally accepted your tendered options for exchange, you will be granted replacement options on the expiration date of the Offer.
     This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer Information Document; (2) the e-mail from TenderOffer@Mellanox.com dated March 24, 2009; (3) the Summary of the Option Exchange Program; (4) the Election Form; (5) the Instructions Forming Part of the Terms and Conditions of the Offer; (6) the Agreement to Terms of Election; (7) the Global Plan; (8) the Global Plan Prospectus; (9) the form option agreements; (10) the Equity Edge Personal Summary dated as of March 24, 2009 attached to e-mail from TenderOffer@Mellanox.com dated March 24, 2009 and (11) the e-mail from TenderOffer@Mellanox.com dated April 2, 2009.
     Documents not attached to the e-mail from TenderOffer@Mellanox.com dated March 24, 2009 may be accessed on the Offer website at http://portal.yok.mtl.com/system/misc/repricing.php or through the U.S. Securities and Exchange Commission’s website at:
http://idea.sec.gov/cgi-bin/browse-idea?action=getcompany&CIK=0001356104&owner=exclude&count=40.

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